UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40426A 10 9

(CUSIP Number)

November 8, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

(Continued on the Following Pages)

(Page 1 of 5)

CUSIP No. 40426A 10 9	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Tail Wind Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

14,023,763

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

14,023,763

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,023,763

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40426A 10 9	13G	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

HQ Sustainable Maritime Industries, Inc. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1511 Third Avenue, Suite 788, Seattle, Washington 98101

ITEM 2(a).	NAME OF PERSON FILING:

The name of the person filing this statement on Schedule 13G is The Tail Wind Fund Ltd. ("Tail Wind"). Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The Bank of Nova Scotia Trust Company (Bahamas) Ltd.

Windermere House

404 East Bay Street

P.O. Box SS-5539

Nassau, Bahamas

Attn: Ngaire Strachan

ITEM 2(c).	CITIZENSHIP:

The Tail Wind Fund Ltd. is a corporation duly formed under the laws of the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP NUMBER:

40426A 10 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange

Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the

Exchange Act.

(d)	☐	Investment company registered under Section 8 of the

Investment Company Act.

(e	☐	An investment adviser in accordance with Rule

13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance

with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance

with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the

Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an

investment company under Section 3(c)(14) of the Investment

Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

CUSIP No. 40426A 10 9	13G	Page 4 of 5 Pages

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Subject to the Ownership Limitation (defined below), The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 24,690,609 shares of Common Stock, including (i) 366,292 shares of Common Stock, (ii) 1,590,983 shares of Common Stock issuable upon conversion of $477,295 in principal amount of the issuer’s Secured Convertible Promissory Note issued to Tail Wind on or about January 17, 2006, (iii) 2,333,334 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on or about January 17, 2006, (iv) 17,000,000 shares of Common Stock issuable upon conversion of $4,250,000 in principal amount of the issuer’s 6.5% Convertible Note Due November 1, 2009 issued to Tail Wind on November 8, 2006 (“Notes”), and (v) 3,400,000 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on November 8, 2006 (“Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Notes and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, Tail Wind, based upon 127,996,703 shares of common stock outstanding on October 31, 2006, beneficially owns 14,023,763 shares of Common Stock and disclaims beneficial ownership of 11,033,138 shares of Common Stock.

(b)	Percent of class:

Tail Wind’s beneficial ownership of 14,023,763 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 127,996,703 shares of Common Stock outstanding as of October 31, 2006 as reported to Tail Wind by the issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

14,023,763

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

14,023,763

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 40426A 10 9	13G	Page 5 of 5 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING

COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 15, 2006	THE TAIL WIND FUND LTD.

By: /s/ Andrew P. MacKellar Andrew P. MacKellar, Director